EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the five years ended December 31, 2015, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	2015	2014	2013	2012	2011

Earnings:
Income before taxes	$326,840	$386,368	$401,162	$329,693	$319,587
Add:
Fixed charges	290,345	286,501	257,398	254,161	268,940
Amortization of capitalized interest	—	—	—	—	—
Less:
Interest capitalized	—	—	—	—	—
Total earnings	$617,185	$672,869	$658,560	$583,854	$588,527

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$290,273	$286,428	$257,322	$254,073	$268,834
Interest capitalized	—	—	—	—	—
Estimate of the interest component of rental expense	72	73	76	88	106
Total fixed charges	$290,345	$286,501	$257,398	$254,161	$268,940

Ratio of earnings to fixed charges	2.13	2.35	2.56	2.30	2.19